October 11, 2005

Ms. Christine Allen

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re: SEC Comment Letter dated June 1, 2005

E-Z-EM, Inc.’s Response Letter dated July 8, 2005
File No. 001-11479

Dear Ms. Allen:

This will confirm our telephone conversation of Thursday October 6, 2005 concerning response No. 4 of our letter of July 8, 2005. This letter is being submitted electronically, via EDGAR, as supplemental information to our letter of July 8, 2005.

For ease of reading, the pertinent comment from your letter of June 1st and our response of July 8th are replicated below.

Note S – Quarterly Results of Operations (Unaudited)

Please tell us what circumstances are causing the first quarter net sales of each year including 2005 to be consistently lower than the fourth quarter net sales of the preceding year.

Net sales for our first quarter have traditionally been lower than our fourth quarter of the preceding year for several reasons. The first reason is that we traditionally announce annual price increases early in the fourth quarter, to become effective late in the fourth quarter or at the beginning of our next fiscal year. Our domestic customers, primarily Distributors, typically increase their orders during the fourth quarter in order to take advantage of “old” pricing before the increase takes effect. Second, demand for our products has traditionally been somewhat stronger in our second and fourth quarters than in our first and third quarters. Our products are often used for screening purposes and these elective procedures are performed more frequently during our second and fourth quarters than in our first (summer months) and third (Thanksgiving and Christmas holidays) quarters.

Ms. Christine Allen

October 7, 2005

This will confirm our agreement that E-Z-EM’s future Form 10-K filings will include a discussion of those factors affecting the seasonality of its net sales.

Sincerely,

E-Z-EM, Inc.

Dennis J. Curtin

Senior Vice President - Chief Financial Officer

cc:           Jim B. Rosenberg - Senior Assistant Chief Accountant, Securities and Exchange Commission

Oscar Young - Senior Staff Accountant, Securities and Exchange Commission
Anthony A. Lombardo, President and Chief Executive Officer, E-Z-EM, Inc.

Joseph A. Cacchioli, Vice President - Controller, E-Z-EM, Inc.

Peter J. Graham, Senior Vice President – Chief Legal